UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                   International Comfort Products Corporation
                         -------------------------------
                                (Name of Issuer)

                          Ordinary Stock (no par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    45821E101
                                    ---------
                                 (CUSIP Number)

              Robert Lloyd Snyder, Esq., SnyderCapital Corporation,
            3219 McKinney Avenue, Dallas, Texas 75204, (214) 754-0500
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP NO. 45821E101                                           Page 2 of 8 Pages
                                                                  ---  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ravine Partners, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS               WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             /  /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                          7,889,870
  NUMBER OF        ---------------------------------------------------------
   SHARES                  8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH           ---------------------------------------------------------
  REPORTING                9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                                  7,889,870
                  ---------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,889,870
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 45821E101                                           Page 3 of 8 Pages
                                                                  ---  ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Richard W. Snyder
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS           AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER


  NUMBER OF        ---------------------------------------------------------
   SHARES                  8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                           8,304,111
    EACH           ---------------------------------------------------------
  REPORTING                 9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                   ---------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                     8,304,111
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,304,111
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 45821E101                                           Page 4 of 8 Pages
                                                                  ---  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Roberta M. Snyder
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS               AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

  NUMBER OF        ---------------------------------------------------------
   SHARES                  8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                          8,304,111
    EACH
  REPORTING        ---------------------------------------------------------
   PERSON                  9      SOLE DISPOSITIVE POWER
    WITH

                   ---------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                    8,304,111
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,304,111
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

      The Schedule 13D filed with the Securities and Exchange Commission on March 25, 1996 (the "Schedule 13D"), and as amended on April 30, 1996 (the "First Amendment"), and on March 6, 1997 (the "Second Amendment") on behalf of Ravine Partners, Ltd. ("RPLP"), Richard W. Snyder and Roberta M. Snyder (collectively, the "Reporting Persons" and individually, a "Reporting Person") in connection with the ordinary stock, no par value, (the "Shares") of International Comfort Products Corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Schedule 13D, the First Amendment and the Second Amendment).


Item 6 is hereby amended to add the following:

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  RPLP has entered in a Letter Agreement, dated June 23, 1999 (the "Letter Agreement"), with Titan Acquisitions, Ltd. (the "Offeror"), whereby RPLP has agreed to tender the Shares owned thereby in the Offeror's tender offer to purchase all of the Shares for a price of U.S.$11.75 per Share (the "Offer"). The Offeror has extended the Offer pursuant to a Pre-Acquisition Agreement dated as of June 23, 1999 (the Pre-Acquisition Agreement") among United Technologies Corporation (the "Parent"), the Offeror and the Company.

                  RPLP has also granted to the Offeror an option to purchase all the Shares held by RPLP (the "Option") for a price equal to the greater of (x) U.S.$11.75 per Share and (y) any higher price per Share paid by the Offeror in the Offer. The Option is exercisable by the Offeror if, but only if, (a) the Pre-Acquisition Agreement is terminated (i) by the Company because the Company has received a superior take-over proposal and the Board of Directors of the Company has determined that its fiduciary duties require it to terminate the Pre-Acquisition Agreement; or (ii) by Parent and the Offeror because (A) the Board of Directors of the Company or any committee thereof has withdrawn its approval and recommendation of the Offer; or (B) the Company has publicly announced its intention to enter into a business combination with any person other the Parent and Purchaser; (b) a take-over proposal with respect to the Company is announced by a person other than Parent or Offeror while the Offer is open for acceptance and the minimum acceptance condition contemplated by the Pre-Acquisition Agreement (66.667%) is not satisfied; or (c) a take-over proposal with respect to the Company is announced by a person other than Parent or Offeror after the Offer has closed but prior to March 31, 2000 and the Offeror did not take up and pay for any Shares under the Offer.

                  A copy of the Letter Agreement is attached hereto as Exhibit 99.B and is incorporated herein by reference. The description of the Letter Agreement provided above is qualified in its entirety by reference to the Letter Agreement attached hereto.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.A:     Stock Purchase Agreement
Exhibit 99.B:     Letter Agreement
Exhibit 99.C: Joint Filing Agreement among the Reporting Persons dated the date hereof.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 25, 1999

                                       RAVINE PARTNERS, LTD.


                                       By:/s/ RICHARD W. SNYDER
                                       ------------------------------------
                                       Name:  Richard W. Snyder
                                       Title:  General Partner



                                       RICHARD W. SNYDER


                                        By:/s/ RICHARD W. SNYDER
                                       ------------------------------------


                                       ROBERTA M. SNYDER


                                       By:/s/ ROBERTA M. SNYDER
                                       ------------------------------------

                                  EXHIBIT INDEX




  Exhibit
  Number                       Description
  ------                       -----------

Exhibit 99.A:     Stock Purchase Agreement

Exhibit 99.B:     Letter Agreement

Exhibit 99.C: Joint Filing Agreement among the Reporting Persons dated the date hereof.

                                                                    Exhibit 99.B





                                LETTER AGREEMENT

                            TITAN ACQUISITIONS, LTD.

                                                                   June 23, 1999

Ravine Partners, Ltd.
3219 McKinney Avenue
Dallas, TX 75204

Dear Sirs:

         Reference is made to the Pre-Acquisition Agreement dated June 23, 1999 (the "Pre-Acquisition Agreement") between Titan Acquisitions, Ltd. (the "Offeror"), United Technologies Corporation ("Parent") and International Comfort Products Corporation ("ICP") pursuant to which the Offeror has agreed to make an offer to purchase all of the outstanding shares (the "Shares") of ICP. All capitalized terms referred herein and not otherwise defined herein shall have the meanings attributed thereto in the Pre-Acquisition Agreement.

         The Offeror understands, and by your acceptance of this letter agreement (the "Agreement") you (the "Seller") represent and warrant to the Offeror that, there are 7,889,870 Shares beneficially owned, directly or indirectly, by the Seller or over which the Seller exercises direction or control (collectively, the "Seller's Shares").

         This Agreement sets out the terms and conditions by which the Seller irrevocably and unconditionally agrees to deposit the Seller's Shares under the Offer, grants an Option over the Seller's Shares to the Offeror and sets out the obligations and commitments of the Seller in connection therewith. This Agreement is also the Seller's agreement to ensure that the Seller's associates (as defined in the Securities Act (Ontario)) are bound by and perform the obligations of the Seller hereunder, and any reference to the Seller in this Agreement shall include the Seller's associates, all to the extent applicable.

Section 1         Acceptance of the Offer

1.1 Deposit. The Seller hereby irrevocable and unconditionally agrees to deposit the Seller's Shares, together with a completed and executed letter of transmittal, under the Offer prior to the Initial Expiry Time.

1.2 Non-Withdrawal. The Seller hereby irrevocably and unconditionally agrees not to withdraw or take any action to withdraw any portion of the Seller's Shares following their deposit under the Offer, notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which the Seller might have, unless the Pre-Acquisition Agreement is terminated in accordance with its terms prior to the taking up of the Seller's Shares under the Offer.

Section 2         Option

2.1 Grant of Option. On the terms and subject to the conditions set forth herein, the Seller hereby grants to Offeror an irrevocable option (the "Option") to purchase all of the right, title and interest of the Seller in and to the Seller's Shares at a price equal to the greater of
         (a) US$11.75 per share and (b) any higher price per share paid by the Offeror in the Offer.

2.1 Exercise of the Option. Offeror may exercise the Option in accordance with the terms of Section 2.1 hereof in whole, but not in part, if, but only if, the fee provided for in Section 11.2(b), (d) or (e) of the Pre-Acquisition Agreement has become payable to Offeror in accordance with the terms thereof. Offeror may exercise the Option at any time within 60 days following the date when the Option first becomes exercisable.

         In the event that Offeror is entitled to and wishes to exercise the Option, Offeror shall send a written notice to the Seller (the "Notice" and the date on which the Notice is sent shall be referred to herein as the "Notice Date") specifying the place and the date (the "Closing Date") promptly after the Notice Date for the closing of such purchase (the "Closing"); provided, however, that in the event that prior notification to, or approval of, any regulatory or antitrust agency is required in connection with the exercise of the Option, Offeror shall promptly file the required notice or application for approval and shall promptly notify the Company of such filing, and the period of time that otherwise would run pursuant to this Section 2.2 shall run instead from the last date on which all required notification or waiting periods shall have expired or been terminated or all required approvals shall have been obtained; provided further that in the event there shall be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Option pursuant to this Agreement, the period of time that otherwise would run pursuant to this
         Section 2.2 shall run instead from the date on which such prohibition shall have been vacated, terminated or waived. Any exercise of the Option shall be deemed to have occurred on the Notice Date relating thereto.

2.3 Closing. At the Closing, simultaneously with the payment by Offeror of the purchase price for the Seller's Shares, the Seller shall deliver, or cause to be delivered, to Offeror certificates representing the Seller's Shares duly endorsed to Offeror or accompanied by stock powers duly executed by the Seller in blank, together with any necessary stock transfer stamps properly affixed.

2.4 Acquired Option Shares. In the event the Seller's Shares are acquired by Offeror pursuant to the exercise of the Option (the "Acquired Option Shares") and Offeror subsequently disposes of, sells or transfers the Acquired Option Shares in connection with any Take-over Proposal for which a binding contract of sale is executed within 12 months of the Closing (a "Sale"), the Seller shall be entitled to receive an amount in cash equal to 75% of the excess, if any, of the aggregate proceeds received by Offeror in such Sale (net of selling commissions, if any) over the aggregate purchase price paid by Offeror for the Acquired Option Shares subject to such Sale.

         If any of the consideration received by Offeror in a Sale consists of securities, for purposes hereof, the proceeds of such Sale shall be deemed to be the net after-tax amount that would actually have been received by Offeror in an orderly sale of such securities commencing on the first business day following actual receipt of such securities by Offeror, in the written opinion of an investment banking firm of national reputation selected by Offeror and reasonably satisfactory to the Seller.

         Any payment due to the Seller pursuant to this Section 2.4 shall be paid by Offeror to the Seller within three Business Days following receipt by Offeror of the Sale proceeds or, if any of such consideration consists of securities, within three Business Days after receipt of the Sale proceeds or, if later, the date on which the investment banking firm's written opinion is received by Offeror.

         Nothing herein shall create any duty by Offeror to engage in a Sale of the Acquired Option Shares.

Section 3         Representations and Warranties

3.1 Representations and Warranties of Seller. The Seller hereby represents and warrants to and in favour of the Offeror that:

         (a) the Seller is a limited partnership duly organized and validly existing under the laws of the State of Texas;

         (b) the Seller has the power and capacity and has received all requisite approvals to enter into this Agreement and to perform its obligations hereunder and this Agreement is a valid and binding agreement enforceable by the Offeror against the Seller in accordance with its terms;

         (c) the Seller is (and, if applicable, upon the deposit of the Seller's Shares under the Offer, will be) the sole legal and beneficial owner of the Seller's Shares and has and will have the exclusive right to dispose of the Seller's Shares as provided in this Agreement;

         (d) the Seller's Shares are owned (and, if applicable, will be acquired by the Offeror) with good and marketable title, free and clear of any and all mortgages, liens, charges, encumbrances and adverse claims;

         (e) no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Seller's

                  Shares or any interest therein or right thereto, except pursuant to this Agreement; and

         (f) the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Seller do not and will not result in a breach of any agreement or instrument to which the Seller is a party or by which the Seller is contractually bound.

3.2 Representations and Warranties of the Offeror. The Offeror hereby represents and warrants to the Seller that:

         (a) the Offeror is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

         (b) the Offeror has the financial resources and is financially capable of completing the Offer; and

         (c) the Offeror has the corporate power and capacity and has received all requisite approvals to enter into this Agreement and this Agreement is a valid and binding agreement enforceable by the Seller against the Offeror in accordance with its terms.

Section 4         Covenants of the Seller

4.1 General. The Seller hereby covenants that during the term of this Agreement the Seller will:

         (a) not take any action to solicit, initiate or encourage enquiries, submissions, proposals or offers from, or provide information to, any other person, entity or group relating to, and will not participate in any negotiations regarding, or otherwise cooperate in any way with or assist or participate in:

                  (i) the direct or indirect acquisition or disposition of all or any Shares or any other securities of ICP or its subsidiaries (except as expressly provided in this Agreement); or

                  (ii) except as expressly permitted by this Agreement or as previously approved in writing by the Offeror, any amalgamation, merger, sale of any material part of ICP's or its subsidiaries' assets, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or winding-up of, or other business combination or similar transaction involving ICP or any of its subsidiaries;

         (b) not sell, assign, convey or otherwise dispose of any of the Seller's Shares except pursuant to and in accordance with this Agreement;

         (c) not exercise any shareholder rights or remedies available at common law or pursuant to applicable corporate and securities laws to delay, hinder, upset or challenge the Offer;

         (d) cause the voting rights attaching to the Seller's Shares to be exercised to oppose any proposed action by ICP, its shareholders or others:

                  (i) which might reasonable be regarded as being directed towards or likely to prevent or delay the successful completion of the Offer; or

                  (ii) to materially change the business, assets, operations, capital, affairs, financial conditions, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of ICP which in the sole judgement of the Offeror could individually, or in the aggregate, materially adversely affect the value of the Shares to the Offeror;

         (e) use Seller's reasonable efforts to assist the Offeror to successfully complete the acquisition of Shares; and

         (f) promptly notify the Offeror upon any of Seller's representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect during the period commencing on the date hereof and expiring at the time of expiry of the Offer, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof).

         The Seller shall not be deemed to have violated Section 4.1(a) and (e) solely as a result of the participation by any associate of the Seller who is a director of ICP in a decision by the Board of Directors of ICP to provide information to any person, entity or group subject to and in accordance with Section 8.1 of the Pre-Acquisition Agreement.

4.2 Resignation as Director. The Seller shall upon request use all reasonable efforts to cause any of its associates who may be directors of ICP to resign effective at the time and in the manner requested by the Offeror following the purchase of the Seller's Shares by the Offeror under the Offer.

Section 5         Covenants of the Offeror

5.1 Completion of the Offer. Subject to the terms and conditions hereof, the Offeror hereby covenants to use its reasonable commercial efforts to successfully complete the Offer, including diligently pursuing all requisite regulatory approvals, subject to the limitations in Section 10.4(b) of the Pre-Acquisition Agreement.

Section 6         Termination

6.1 Termination. If the Option is not exercised in accordance with the terms and conditions of Section 2.2, then, from and after the last date on which the Option is or may become exercisable pursuant to Section 2.2, no party hereto shall have any rights or obligations hereunder and this Agreement shall terminate and become null and void.

                  In the event of such termination of this Agreement, the Seller may withdraw all of the Seller's Shares deposited in accordance with the terms and conditions of the Offer, this Agreement shall forthwith be of no further force and effect and there shall be no liability on the part of either Seller or the Offeror, except to the extent that either such party is in default of its obligations herein contained.

Section 7         General

7.1 Disclosure. Prior to the first public disclosure of the existence and terms and conditions of this Agreement, none of the parties hereto shall disclose the existence of this Agreement, or any details hereof, to any person other than ICP, its directors and officers, without the prior written consent of the other party hereto, except to the extent required by law including applicable securities laws. The existence and terms and conditions of this Agreement may be disclosed by the Offeror and ICP in press releases issued in connection with the execution of the Pre-Acquisition Agreement, in the Offer Documents and in the directors circular prepared by ICP.

7.2 Assignment. The Offeror may assign all or any part of its rights and/or obligations under this Agreement to a wholly-owned subsidiary of the Parent, but, if such assignment takes place, the Offeror shall continue to be liable to Seller for any default in performance by the assignee. This Agreement shall not otherwise be assignable by any party without the consent of the other.

7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and of Canada applicable therein.

7.4 Survival of Representations and Warranties. The representations and warranties made by the Offeror and the Seller herein shall expire immediately following the Closing. No investigations made by or on behalf of the Offeror or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Seller herein or pursuant hereto.

7.5 Amendments. This Agreement may not be amended except by written agreement signed by the parties to this Agreement.

7.6 Specific Performance and other Equitable Rights. Each of the parties recognizes and acknowledges that this Agreement is an integral part of the Offer, that the Offeror would not contemplate causing the Offer to be made unless this Agreement was executed, and that a breach by any party of any covenants or other commitments contained in this

         Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it or they may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

7.7 Expenses. The Offeror and the Seller shall each pay its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred, and none of such costs and expenses shall be borne by ICP.

7.8 Counterparts. This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of a telecopier transmission.

7.9 Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties pertaining to the subject matter of this Agreement.

7.10     Time.  Time shall be of the essence of this Agreement.

7.11 Notices. Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

         (a)      The Offeror addressed as follows:

                  United Technologies Corporation
                  One Financial Plaza
                  Hartford, CT  06101
                  Attention:  Ari Bousbib

                  Telecopier No.:  860-728-7822

                  United Technologies Corporation
                  One Financial Plaza
                  Hartford, CT  06101
                  Attention:  General Counsel

                  Telecopier No.:  860-728-6355

         (b)      The Seller, addressed as follows:

                  Snyder Capital Corporation
                  3219 McKinney Avenue
                  Dallas, Texas  75240
                  Attn:  Richard Snyder

                  Telecopier No.:  214-754-0350

         or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section 7.11. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof.







                              (Intentionally Blank)

If the terms and conditions of this Agreement are acceptable to you, please so indicate by executing and returning the enclosed copy hereof to the undersigned prior to 11:59 p.m. (Toronto time) on June 23, 1999, failing which this letter shall be null and void.



                                  Yours truly,

                                  TITAN ACQUISITIONS, LTD.



                                  By:/s/ Ari Bousbib
                                     ----------------------------------
                                  (Acceptance on following page)

ACCEPTANCE

Agreed and accepted this 23rd day of June, 1999.


/s/ Robert Lloyd Snyder
-------------------------------------------
Robert Lloyd Snyder
Attorney-in-Fact for Ravine Partners, Ltd.



                                POWER OF ATTORNEY

We, Richard W. Snyder and Roberta M. Snyder, both domicilaries and residents of Dallas County, Texas and the General Partners of Ravine Partners, Ltd., a Texas limited partnership, do hereby appoint Robert Lloyd Snyder, also of Dallas County, Texas as true and lawful attorney-in-fact on behalf of Ravine Partners, Ltd. with authority to negotiate and execute on its behalf the letter agreement, dated June 23, 1999, between Ravine Partners, Ltd. and Titan Ltd.

IN WITNESS WHEREOF, we hereunto have set our hands this 23rd day of June, 1999.


                                     /s/ Richard W. Snyder
                                     ---------------------------------------
                                     Richard W. Snyder
                                     General Partner - Ravine Partners, Ltd.


                                     /s/ Roberta M. Snyder
                                     ---------------------------------------
                                     Roberta M. Snyder
                                     General Partner - Ravine Partners, Ltd.



                                 Acknowledgment
STATE OF TEXAS

Before me, this 23rd day of June, 1999, personally appeared Robert Lloyd Snyder, Richard W. Snyder and Roberta M. Snyder, known to me to be the persons whose names are subscribed to the foregoing instrument and acknowledged to me that they executed the same for the purposes and consideration therein expressed.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 23rd day of June, 1999.


                                     /s/ Vicki A. Bolton
                                     ---------------------------------------
                                     Notary Public in and for The State of Texas

                                     My commission expires:  10/3/99

                                                                    EXHIBIT 99.C


                             JOINT FILING AGREEMENT


              RPLP, Richard W. Snyder and Roberta M. Snyder each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Ordinary Stock, no par value per share, of International Comfort Products Corporation are, and will be, filed jointly on behalf of each person.


Dated: June 25, 1999

                                RAVINE PARTNERS, LTD.


                                By: /s/ RICHARD W. SNYDER
                                ------------------------------------
                                Name:  Richard W. Snyder
                                Title: General Partner


                                RICHARD W. SNYDER


                                By: /s/ RICHARD W. SNYDER
                                ------------------------------------


                                ROBERTA M. SNYDER


                                By: /s/ ROBERTA M. SNYDER
                                ------------------------------------